Exhibit 99.2

ELTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD July 8, 2024
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ron Freund and Eli Yaffe, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Monday, July 8, 2024 at 10:00 a.m. (Israel time) at the principal offices of the Company, 20 Ben Zion Gelis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

In accordance with Israeli law, by voting at the Meeting or prior thereto by means of this Proxy Card, you are deemed to confirm to the Company that you do not have a “Personal Interest” (as defined under the Israeli Companies Law) with respect to any matter thus voted upon, and that you are not a Controlling shareholder, unless you have previously delivered to the Company a written notice stating otherwise, no later than 48 hours prior to the Meeting.

For information regarding the definition of “Personal Interest,” see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

JULY 8, 2024

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

☐ FOR ALL NOMINEES        ☐  WITHHOLD AUTHORITY FOR ALL NOMINEES

2.	Proposal re-elect Ms. Ilana Lurie for a third term as an external director, to hold office for three (3) years, as of September 6, 2024;

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

3.	Proposal to approve the Company’s Third Amended and Restated Compensation Policy, as described in the Proxy Statement;

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

4.	Proposal to approve the extension of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

5.	Proposal to approve the amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

6.	Proposal to approve the amendment and extension of the Amended PCB Purchase Procedure with Nistec Ltd., our Controlling shareholder.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

7.	Proposal to approve the amendment and extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our Controlling shareholder.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

8.
Proposal to approve the grant of an annual bonus for the year 2023 to Ms. Revital Cohen-Tzemach, director, former special project manager and daughter of Mr. Yitzhak Nissan, our Controlling shareholder and Chairman of the Board, as described in the Proxy Statement.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

9.
Proposal to approve the amendment of the terms of options granted to the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement;

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

10.	Proposal to approve an amendment of the terms of employment of Mr. Eli Yaffe, the Company’s Chief Executive Officer (the “CEO”), relating to Mr. Yaffe’s salary, as described in the Proxy Statement;

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

11.	Proposal to approve the amendment of the terms of employment of Mr. Eli Yaffe, the CEO, relating to the mode of Mr. Yaffe’s engagement by the Company, as described in the Proxy Statement;

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

12.	Proposal to approve the amendment of the terms of options granted to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

13.	Proposal to approve the grant of options to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

14.	Proposal to approve the grant of a special bonus to Mr. Eli Yaffe, the Company’s CEO, and Mr. Ron Freund, the Company’s Chief Financial Officer, as described in the Proxy Statement.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

15.
Proposal to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

Please sign, date and return the card promptly in the accompanying envelope.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign or the senior of the joint tenants should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.